Exhibit 99.1
INVITATION TO THE
23rd ANNUAL GENERAL MEETING OF SHAREHOLDERS
TUESDAY, JUNE 8, 2010,
SAP ARENA, MANNHEIM
THE BEST-RUN BUSINESSES RUN SAPTM

SAP AG®
of Walldorf, Germany
Securities Identification Number (Wertpapierkennnummer): 716 460
ISIN: DE 000 7 164 600
The shareholders in our Company are hereby invited to attend the twenty-third annual General Meeting of Shareholders at
SAP Arena,
Xaver-Fuhr-Str. 150,
68163 Mannheim, Germany,
on Tuesday, June 8, 2010, at 10:00 a.m.
(Central European Summer Time — CEST)

OVERVIEW OF CONTENTS

I.	Agenda

1.	Presentation of the adopted annual financial statements and the approved group financial statements, the management report and the group management report, including the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289 (4) and (5) and 315 (4) of the German Commercial Code (Handelsgesetzbuch, HGB), and the Supervisory Board’s report for the fiscal year 2009	page 5

2.	Resolution on the appropriation of the retained earnings of the fiscal year 2009	page 5

3.	Resolution on the formal approval of the acts of the Executive Board in the fiscal year 2009	page 6

4.	Resolution on the formal approval of the acts of the Supervisory Board in the fiscal year 2009	page 6

5.	Resolution on the approval of the system for the remuneration of Executive Board members	page 6

6.	Appointment of the auditors of the financial statements and group financial statements for the fiscal year 2010	page 7

7.	Resolution on the amendment to Section 4 (1), (6) and (10) of the Articles of Incorporation to reflect changes in the capital structure since the Articles of Incorporation were last amended	page 7

8.	Resolutions on amendments to the Articles of Incorporation to reflect the requirements of the German Act Implementing the Directive on Shareholders’ Rights	page 7

9.	Resolutions on the renewal of the Authorized Capital facilities, in particular on the deletion of paragraphs (5) and (7) of Section 4 of the current version of the Articles of Incorporation (Authorized Capital I and II), on the cancellation of the existing Authorized Capital Ia and IIa, on the creation of new Authorized Capital I and II, and on the corresponding amendment to Section 4 of the Articles of Incorporation	page 9

10.	Resolution on the creation of Authorized Capital III for the purpose of granting shares to employees of the Company and its affiliates against contributions in cash or in kind and on the corresponding amendment to Section 4 of the Articles of Incorporation	page 13

11.	Resolution on the authorization to acquire and use treasury shares pursuant to Section 71 (1) no. 8 of the German Stock Corporation Act (Aktiengesetz; AktG), with possible exclusion of the shareholders’ subscription rights and potential rights to offer shares	page 15

12.	Resolution on a change in the remuneration of the members of the Supervisory Board and on the corresponding amendment to the Articles of Incorporation	page 20

II.	Reports of the Executive Board

1.	Report of the Executive Board concerning Item 9 on the agenda	page 22

2.	Report of the Executive Board concerning Item 10 on the agenda	page 26

3.	Report of the Executive Board concerning Item 11 on the agenda	page 29

III.	Further information and details concerning the General Meeting of Shareholders	page 37

I. AGENDA
1.	Presentation of the adopted annual financial statements and the approved group financial statements, the management report and the group management report, including the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289 (4) and (5) and 315 (4) HGB, and the Supervisory Board’s report for the fiscal year 2009

These documents and the Executive Board proposal for the appropriation of retained earnings are available on the Internet at http://www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders.

The Supervisory Board approved the annual financial statements prepared by the Executive Board on March 10, 2010 in accordance with Section 172 sentence 1 AktG on March 25, 2010. The annual financial statements have thus been adopted. At the same time, the Supervisory Board also approved the group financial statements. In accordance with Section 173 sentence 1 AktG, it is therefore not necessary for the General Meeting of Shareholders to adopt the annual financial statements and to approve the group financial statements. The other aforementioned documents, too, must merely be made available to the General Meeting of Shareholders, without a resolution (except in respect of the appropriation of retained earnings) being required.
2.	Resolution on the appropriation of the retained earnings of the fiscal year 2009

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

The retained earnings for the fiscal year 2009, reported in the annual financial statements, in the amount of €4,304,693,525.47 are to be appropriated as follows:

—	Payment of a dividend in the amount of €0.50 per no-par value share carrying dividend rights	= € 594,875,860.00

—	and carry-forward of the remainder to new account	= €3,709,817,665.47
The dividend amount and the remainder to be carried forward to new account set out in the above resolution proposal are based on a capital stock carrying dividend rights of €1,189,751,720.00, divided into 1,189,751,720 no-par value shares, as at the date of preparation of the annual financial statements (on March 10, 2010).

The number of shares carrying dividend rights may have changed by the time the resolution on the appropriation of retained earnings is passed. If this is the case, the Executive Board and the Supervisory Board will submit an amended resolution proposal on the appropriation of retained earnings to the General Meeting of Shareholders, which will also provide for a distribution of €0.50 per no-par value share carrying dividend rights. Such amendment will be made as follows: Where the number of shares carrying dividend rights, and thus the total dividend amount, decreases, the amount to be carried forward to new account will be raised accordingly. Where the number of shares carrying dividend rights, and thus the total dividend amount, increases, the amount to be carried forward to new account will be reduced accordingly.

Payment of the dividend will be effected promptly after the General Meeting of Shareholders and is expected to take place on or after June 9, 2010.
3.	Resolution on the formal approval of the acts of the Executive Board in the fiscal year 2009

The Supervisory Board and the Executive Board propose that the acts of the members of the Executive Board holding office in the fiscal year 2009 be formally approved for that period.
4.	Resolution on the formal approval of the acts of the Supervisory Board in the fiscal year 2009

The Executive Board and the Supervisory Board propose that the acts of the members of the Supervisory Board holding office in the fiscal year 2009 be formally approved for that period.
5.	Resolution on the approval of the system for the remuneration of the Executive Board

The German Act on the Appropriateness of Executive Board Remuneration (Gesetzzur Angemessenheit der Vorstandsvergütung) of July 31, 2009 has opened up the possibility for the General Meeting of Shareholders to resolve on the approval of the system for the remuneration of Executive Board members. The Company intends to make use of this possibility. The resolution relates to the approval of the new system for the remuneration of Executive Board members that was resolved by the Supervisory Board on March 25, 2010.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

The General Meeting of Shareholders approves the new system for the remuneration of Executive Board members that was resolved by the Supervisory Board on March 25, 2010.

A description of new system for the remuneration of Executive Board members that was resolved by the Supervisory Board on March 25, 2010 is available on the Internet at http://www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders.

6.	Appointment of the auditors of the financial statements and group financial statements for the fiscal year 2010

Following a corresponding recommendation by the audit committee, the Supervisory Board proposes that KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, Germany, be appointed auditors of the financial statements and group financial statements for the fiscal year 2010.
7.	Resolution on the amendment to Section 4 (1), (6) and (10) of the Articles of Incorporation to reflect changes in the capital structure since the Articles of Incorporation were last amended

Owing to the issue of new shares following the exercise of subscription rights granted under the SAP AG 2000 Long Term Incentive Plan and the SAP Stock Option Plan 2002, the capital stock has increased, and Contingent Capital IIIa and Contingent Capital VI have been reduced accordingly. The amounts and figures stated in Section 4 (1), (6) and (10) of the Articles of Incorporation are to be adjusted to reflect the changes which occurred up to December 31, 2009.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:
a)	Article 4 (1) of the Articles of Incorporation is restated as follows:

“The Company’s capital stock amounts to €1,226,039,608 and is divided into 1,226,039,608 no-par value ordinary shares.”

b)	Article 4 (6) sentence 1 of the Articles of Incorporation is restated as follows:

“The capital stock is subject to a further contingent increase by €35,456,908 by issuing up to 35,456,908 no-par value ordinary voting bearer shares (Contingent Capital IIIa).”

c)	Article 4 (10) sentence 1 of the Articles of Incorporation is restated as follows:

“The capital stock is subject to a further contingent increase by €72,119,440 by issuing up to 72,119,440 no-par value ordinary voting bearer shares (Contingent Capital VI).”
8.	Resolutions on amendments to the Articles of Incorporation to reflect the requirements of the German Act Implementing the Directive on Share holders’ Rights

Under the German Act Implementing the Directive on Shareholders’ Rights (Gesetzzur Umsetzung der Aktionärsrechterichtlinie; ARUG) of July 30, 2009, changes have been made to the deadlines stipulated in stock corporation law for the application to attend, and the submission of proof of the entitlement to participate in, the General Meeting of Shareholders and the rules governing the exercise of voting rights via a proxy. Sections 17 (3), 18 (2), 19 (2) and 20 (4) of the Articles of Incorporation are to be

amended to reflect these changes. Moreover, the ARUG provides an option to exercise shareholders’ rights at the General Meeting of Shareholders via electronic means of communication (online participation) and to vote by post. These options are to be utilized in the form of an authorization to be included in the Articles of Incorporation, which requires the addition of corresponding supplementary provisions to Section 18 of the Articles of Incorporation.
a)	Restatement of Section 17 (3) of the Articles of Incorporation

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

Section 17 (3) of the Articles of Incorporation is restated as follows:

“The General Meeting of Shareholders shall be called by publication of a single announcement in the electronic German Federal Gazette (elektronischer Bundesanzeiger), giving the information required by law, with a notice period of at least thirty days prior to the date of the General Meeting of Shareholders, which notice period is to be extended by the number of days of the application period pursuant to Section 18 (2) of the Articles of Incorporation; the day on which the General Meeting of Shareholders is held and the day on which it is called shall not be included in the calculation of the relevant period.”

b)	Restatement of Section 18 (2) of the Articles of Incorporation

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

Section 18 (2) of the Articles of Incorporation is restated as follows:

“Application shall be made in text form in German or English and must be received by the Company at the address stated for such purpose in the calling notice no later than six days prior to the date of the General Meeting of Shareholders; the day on which the General Meeting of Shareholders is held and the day on which it is called shall not be included in the calculation of the relevant period. The calling notice may provide for a shorter period of time, which is to be specified as a number of days.”

c)	Supplement to Section 18 of the Articles of Incorporation to allow online participation

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

Section 18 of the Articles of Incorporation is supplemented by adding the following paragraph (5):

“The Executive Board is authorized to provide that shareholders may participate in the General Meeting of Shareholders without being physically present at the place where the General Meeting of Shareholders is held or being represented by a proxy and exercise all or certain of their rights in full or in part through electronic communication.”

d)	Supplement to Section 18 of the Articles of Incorporation to allow postal voting

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

Section 18 of the Articles of Incorporation is supplemented by adding the following paragraph (6):

“The Executive Board is authorized to provide that shareholders may vote in writing or through electronic communication (postal voting) without having to attend the General Meeting of Shareholders.”

e)	Restatement of Section 19 (2) of the Articles of Incorporation

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

Section 19 (2) of the Articles of Incorporation is restated as follows:

“Voting rights may be exercised by proxy. The proxy authorization must be granted or revoked, and proof of the proxy authorization must be provided to the Company, in the form prescribed by law. The calling notice may specify less strict requirements in this context. Such less strict requirements may be limited to the granting of proxy authorization to the proxies designated by the Company.”

f)	Restatement of Section 20 (4) of the Articles of Incorporation

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

Section 20 (4) of the Articles of Incorporation is restated as follows:

“The Executive Board is authorized to permit full or partial video or audio transmission of the General Meeting of Shareholders.”
9.	Resolutions on the renewal of the Authorized Capital facilities, in particular on the deletion of paragraphs (5) and (7) of Section 4 of the current version of the Articles of Incorporation (Authorized Capital I and II), on the cancellation of the existing Authorized Capital Ia and IIa, on the creation of new Authorized Capital I and II, and on the corresponding amendment to Section 4 of the Articles of Incorporation
a)	Resolution on the deletion of paragraphs (5) and (7) of Section 4 of the current version of the Articles of Incorporation (Authorized Capital I and II)

In Section 4 (5) and (7), the Articles of Incorporation provide for Authorized Capital I and II, under which the Executive Board is authorized to increase the capital stock by up to €60 million against contributions in cash by issuing new no-par value ordinary voting bearer shares (Authorized Capital I) and by up to €60 million against contributions in cash or in kind by issuing new no-par value ordinary voting bearer shares (Authorized Capital II). These authorizations have not been utilized to date. The current Authorized Capital I and II will expire on May 11, 2010, and thus before the date of the 2010 General Meeting of Shareholders. Paragraphs (5) and (7) of Section 4 of the Articles of Incorporation are therefore to be deleted.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

Paragraphs (5) and (7) of Section 4 of the Articles of Incorporation are deleted.

b)	Resolution on the cancellation of the existing Authorized Capital Ia and the creation of new Authorized Capital I for the issuance of shares against contributions in cash, with the option to exclude the shareholders’ subscription rights (in respect of fractional shares only), and on the corresponding amendment to Section 4 of the Articles of Incorporation

In Section 4 (5a), the Articles of Incorporation provide for Authorized Capital Ia, under which the Executive Board is authorized to increase the capital stock by up to €180 million against contributions in cash by issuing new no-par value ordinary voting bearer shares (Authorized Capital Ia). This authorization has not been utilized to date. The authorization will expire on May 8, 2011, and thus presumably before the date of the annual General Meeting of Shareholders planned for 2011. In order to ensure that the Company will be able also in the future to react to market conditions, the Executive Board is to be authorized beyond May 8, 2011 to increase the Company’s capital stock by issuing new no-par value ordinary voting bearer shares. The previous Authorized Capital Ia is therefore to be replaced by new authorized capital that is adjusted in terms of its amount.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:
aa)	Authorized Capital Ia is cancelled with effect as of the day on which the new Authorized Capital I as specified below is entered in the commercial register.

bb)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s capital stock on one or more occasions on or before June 7, 2015 by an aggregate amount of up to €250 million against contributions in cash by issuing new no-par value ordinary voting bearer shares (Authorized Capital I). The new shares are to be offered to the shareholders for subscription, with an indirect subscription right within the meaning of Section 186 (5) sentence 1 AktG being sufficient in this context. The Executive Board is authorized, however, subject to the consent of the Supervisory Board, to exclude fractional shares from the shareholders’ subscription rights. The Executive Board is further authorized, subject to the consent of the Supervisory Board, to determine the further details of the implementation of capital increases from Authorized Capital I. The Supervisory Board is authorized to amend the wording of the Articles of Incorporation after the full or partial implementation of the capital stock increase from Authorized Capital I or after the expiration of the authorization period to reflect the volume of the capital increase from Authorized Capital I.

cc)	Section 4 (5a) will become the new Section 4 (5) of the Articles of Incorporation and is restated as follows:

“The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s capital stock on one or more occasions on or before June 7, 2015 by an aggregate amount of up to €250 million against contributions in cash by issuing new no-par value ordinary voting bearer shares (Authorized Capital I). The new shares are to be offered to the shareholders for subscription, with an indirect subscription right within the meaning of Section 186 (5) sentence 1 AktG being sufficient in this context. The Executive Board is authorized, however, subject to the consent of the Supervisory Board, to exclude fractional shares from the shareholders’ subscription rights. The Executive Board is further authorized, subject to the consent of the Supervisory Board, to determine the further details of the implementation of capital increases from Authorized Capital I. The Supervisory Board is authorized to amend the wording of the Articles of Incorporation after the full or partial implementation of the capital stock increase from Authorized Capital I or after the expiration of the authorization period to reflect the volume of the capital increase from Authorized Capital I.”
c)	Resolution on the cancellation of the existing Authorized Capital IIa and the creation of new Authorized Capital II for the issuance of shares against contributions in cash or in kind, with the option to exclude the shareholders’ subscription rights (in respect of fractional shares only), and on the corresponding amendment to Section 4 of the Articles of Incorporation

In Section 4 (7a), the Articles of Incorporation provide for Authorized Capital IIa, under which the Executive Board is authorized to increase the capital stock by up to €180 million against contributions in cash or in kind by issuing new no-par value ordinary voting bearer shares (Authorized Capital IIa). This authorization has not been utilized to date. The authorization will expire on May 8, 2011, and thus presumably before the date of the annual General Meeting of Shareholders planned for 2011. In order to ensure that the Company will be able also in the future to react to market conditions, the Executive Board is to be authorized beyond May 8, 2011 to increase the Company’s capital stock by issuing new no-par value ordinary voting bearer shares. The previous Authorized Capital IIa is therefore to be replaced by new authorized capital that is adjusted in terms of its amount.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

aa)	Authorized Capital IIa is cancelled with effect as of the day on which the new Authorized Capital II as specified below is entered in the commercial register.

bb)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s capital stock on one or more occasions on or before June 7, 2015 by an aggregate amount of up to €250 million against contributions in cash or in kind by issuing new no-par value ordinary voting bearer shares (Authorized Capital II). The Executive Board is authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ statutory subscription rights in the following circumstances:
•	in respect of fractional shares;

•	where the capital is increased against contributions in cash and the total pro rata amount of capital stock represented by the new shares in respect of which the shareholders’ subscription rights are excluded does not exceed 10% of the Company’s capital stock existing on June 8, 2010 or at the time the authorization is entered in the commercial register or at the time the new shares are issued and the issue price of the new shares is not substantially (within the meaning of Section 203 (1) and (2) and Section 186 (3) sentence 4 AktG) below the trading price of listed shares of the same class carrying the same rights at the time the Executive Board finally determines the issue price; for the purpose of calculating the 10% threshold, the pro rata amount of capital stock represented by any new or repurchased shares that were issued or sold after June 8, 2010 subject to the simplified exclusion of shareholders’ subscription rights pursuant to or in accordance with Section 186 (3) sentence 4 AktG and the pro rata amount of capital stock to which any conversion or option rights or obligations relate under bonds that were issued on or after June 8, 2010 by applying Section 186 (3) sentence 4 AktG mutatis mutandis must be deducted;

•	where the capital is increased against contributions in kind for the purpose of granting shares in connection with mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein.
The Executive Board is authorized, subject to the consent of the Supervisory Board, to determine the further details of the implementation of capital increases from Authorized Capital II. The Supervisory Board is authorized to amend the wording of the Articles of Incorporation after the full or partial implementation of the capital stock increase from Authorized Capital II or after the expiration of the authorization period to reflect the volume of the capital increase from Authorized Capital II.

cc)	Section 4 (7a) will become the new Section 4 (7) of the Articles of Incorporation and is restated as follows:

“The Executive Board is authorized, subject to the consent of the Super-

visory Board, to increase the capital stock on one or more occasions on or before June 7, 2015 by an aggregate amount of up to €250 million against contributions in cash or in kind by issuing new no-par value ordinary voting bearer shares (Authorized Capital II). The Executive Board is authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ statutory subscription rights in the following circumstances:
•	in respect of fractional shares;

•	where the capital is increased against contributions in cash and the total pro rata amount of capital stock represented by the new shares in respect of which the shareholders’ subscription rights are excluded does not exceed 10% of the Company’s capital stock existing on June 8, 2010 or at the time the authorization is entered in the commercial register or at the time the new shares are issued and the issue price of the new shares is not substantially (within the meaning of Section 203 (1) and (2) and Section 186 (3) sentence 4 AktG) below the trading price of listed shares of the same class carrying the same rights at the time the Executive Board finally determines the issue price; for the purpose of calculating the 10% threshold, the pro rata amount of capital stock represented by any new or repurchased shares that were issued or sold after June 8, 2010 subject to the simplified exclusion of shareholders’ subscription rights pursuant to or in accordance with Section 186 (3) sentence 4 AktG and the pro rata amount of capital stock to which any conversion or option rights or obligations relate under bonds that were issued on or after June 8, 2010 by applying Section 186 (3) sentence 4 AktG mutatis mutandis must be deducted;

•	where the capital is increased against contributions in kind for the purpose of granting shares in connection with mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein.
The Executive Board is authorized, subject to the consent of the Supervisory Board, to determine the further details of the implementation of capital increases from Authorized Capital II. The Supervisory Board is authorized to amend the wording of the Articles of Incorporation after the full or partial implementation of the capital stock increase from Authorized Capital II or after the expiration of the authorization period to reflect the volume of the capital increase from Authorized Capital II.”
10.	Resolution on the creation of Authorized Capital III for the purpose of granting shares to employees of the Company and its affiliates against contributions in cash or in kind and on the corresponding amendment to Section 4 of the Articles of Incorporation

By way of a share-based employee participation program which combines a long-term effect with a certain risk, a specific incentive is to be created to achieve a sustainable increase in the corporate value of SAP AG, to strengthen the identification with and bond to the companies of the SAP group by rewarding the willingness to stay with the SAP group in the longer term, and to help develop a real and sustainable culture of employee shareholdership. For this purpose, it is intended to provide that new shares can be issued to employees of the Company and its affiliates or, where share loans are used for the purpose of granting shares to this group of persons, to redeem such loans.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:
a)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the capital stock on one or more occasions on or before June 7, 2015 by an aggregate amount of up to €30 million against contributions in cash or in kind by issuing new no-par value ordinary voting bearer shares (Authorized Capital III). The shareholders’ subscription rights are excluded. The new shares may be used exclusively to grant shares to employees of SAP AG and its downstream affiliates (employee shares (Belegschaftsaktien)). In this context, the new shares may also be issued to a bank or other entity meeting the requirements of Section 186 (5) sentence 1 AktG which subscribes the shares subject to an undertaking to use them exclusively for the purpose of granting employee shares. Insofar as this is permitted by law, shares may be issued to employees in such a manner that the contribution to be paid on such shares is covered by a part of the profit for the year which the Executive Board and the Supervisory Board may allocate to other revenue reserves under Section 58 (2) AktG. The employee shares may also be procured by a bank or other entity meeting the requirements of Section 186 (5) sentence 1 AktG by way of securities loans, with the new shares being used to redeem such securities loans. The Executive Board is authorized, subject to the consent of the Supervisory Board, to determine the further details of the implementation of capital increases from Authorized Capital III. The Supervisory Board is authorized to amend the wording of the Articles of Incorporation after the full or partial implementation of the capital stock increase from Authorized Capital III or after the expiration of the authorization period to reflect the volume of the capital increase from Authorized Capital III.

b)	Section 4 of the Articles of Incorporation is supplemented by the following paragraph 11:

“The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the capital stock on one or more occasions on or before June 7, 2015 by an aggregate amount of up to €30 million against contributions in cash or in kind by issuing new no-par value ordinary voting bearer shares (Authorized Capital III). The shareholders’ subscription rights are excluded. The new shares may be used exclusively to grant shares to employees of SAP AG and its downstream affiliates (employee shares). In this context, the new shares may also be issued to a bank or other entity meeting the requirements of Section 186 (5) sentence 1 AktG which subscribes the shares subject to an undertaking to use them exclusively for the purpose of granting employee shares. Insofar as this is permitted by law, shares may be issued to employees in such a manner that the contribution to be paid on such shares is covered by a part of the profit for the year which the Executive Board and the Supervisory Board may allocate to other revenue reserves under Section 58 (2) AktG. The employee shares may also be procured by a bank or other entity meeting the requirements of Section 186 (5) sentence 1 AktG by way of securities loans, with the new shares being used to redeem such securities loans. The Executive Board is authorized, subject to the consent of the Supervisory Board, to determine the further details of the implementation of capital increases from Authorized Capital III. The Supervisory Board is authorized to amend the wording of the Articles of Incorporation after the full or partial implementation of the capital stock increase from Authorized Capital III or after the expiration of the authorization period to reflect the volume of the capital increase from Authorized Capital III.”
11.	Resolution on the authorization to acquire and use treasury shares pursuant to Section 71 (1) no. 8 AktG, with possible exclusion of the shareholders’ subscription rights and potential rights to offer shares

Up to March 10, 2010 (the day on which the annual financial statements were prepared), the authorization granted by the General Meeting of Shareholders of May 19, 2009 regarding the acquisition of treasury shares had been exercised by way of the acquisition of 2,080,000 treasury shares. Following this acquisition, the Company, as at March 10, 2010, held 36,908,500 treasury shares. Since the acquisition authorization granted on May 19, 2009 will expire on October 31, 2010, it is proposed that it be revoked, to the extent not yet exercised, and replaced by a new authorization.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:
a)	The authorization granted on May 19, 2009 concerning the acquisition of treasury shares is revoked, to the extent not yet exercised, once the following acquisition authorization takes effect.

b)	The Executive Board is authorized to acquire, on or before June 30, 2013, shares in the Company representing a pro rata amount of capital stock of up to €120 million in aggregate, with the proviso that the shares purchased under this authorization, together with any other shares in the Company which were previously acquired and are still held by the Company or which are attributable to the Company pursuant to Section 71d and Section 71e AktG, at no time account for more than 10% of the Company’s capital stock. This authorization may be exercised in whole or in part. For the term of the authorization, the acquisition may be effected in partial tranches on different acquisition dates up to the maximum acquisition volume. The acquisition may also be effected by any dependent group company of SAP AG within the meaning of Section 17 AktG or by any third party for the account of such dependent group company or SAP AG. The acquisition is subject to compliance with the principle of equal treatment (Gleichbehandlungsgrundsatz) within the meaning of Section 53a AktG and may be effected either on the stock exchange or by way of a public purchase offer to all shareholders, as the Executive Board deems fit. The acquisition must not serve the purpose of trading in treasury shares. Moreover, the requirements of Section 71 (2) sentences 2 and 3 AktG must be observed.
aa)	In the event that the acquisition is effected on the stock exchange, the purchase price for the acquisition of one share (exclusive of any ancillary costs) must not exceed the average trading price of the share on the Frankfurt Stock Exchange during the three trading days preceding the date of acquisition, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system), by more than 10% or fall below this price by more than 20%.

bb)	In the event that the acquisition is effected by way of a public purchase offer to all shareholders, neither the offering price per share nor the upper and lower limits of the range of purchase prices offered (in each case exclusive of any ancillary costs) may exceed the average trading price of the share on the Frankfurt Stock Exchange in the period from the fifth to the third trading day prior to the launching of the public purchase offer, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system) on the fifth, fourth and third trading day prior to the launching of the public purchase offer, by more than 10% or fall below this price by more than 20%. The volume of the purchase offer may be limited. If the total number of shares offered for sale exceeds this limit, acquisition may be performed according to the proportion of offered shares (proportion offered); moreover, offers pertaining to limited numbers of shares (up to 100 shares per shareholder) may be given preferential treatment, and the number of shares may be rounded according to commercial principles in order to avoid fractional shares. Any further right of the shareholders to offer shares is excluded in this context.
c)	The Executive Board is authorized to resell any treasury shares acquired under the above acquisition authorization on the stock exchange in compliance with the principle of equal treatment within the meaning of Section 53a AktG.

d)	The Executive Board is authorized to offer treasury shares acquired under the above acquisition authorization to the shareholders by way of an offer to all shareholders, provided that the shareholders’ subscription rights are maintained and the principle of equal treatment within the meaning of Section 53a AktG is complied with.

e)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to sell treasury shares acquired under the above acquisition authorization other than on the stock exchange or by way of an offer for sale addressed to all shareholders, provided that the shares are sold against payment in cash at a price which is not substantially below the average trading price of the Company’s share on the Frankfurt Stock Exchange on the five trading days preceding the final determination of the selling price by the Executive Board, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system); the total volume of this authorization is limited to the lower of 10% of the Company’s capital stock existing at the time the resolution is adopted by the General Meeting of Shareholders of June 8, 2010 or 10% of the Company’s capital stock existing at the time the shares are sold. The authorization volume will be reduced by the pro rata amount of capital stock represented by shares, or to which option or conversion rights or obligations relate under bonds, which were issued or sold on or after June 8, 2010, subject to the exclusion of subscription rights, by applying Section 186 (3) sentence 4 AktG directly, analogously or mutatis mutandis.

f)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to grant treasury shares acquired under the above acquisition authorization to third parties as consideration in connection with mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein.

g)	The Executive Board is authorized to redeem treasury shares acquired under the above acquisition authorization without such redemption or the implementation thereof requiring a further resolution of the General Meeting of Shareholders. This redemption will result in a capital reduction. In derogation of the above, the Executive Board may resolve that the capital stock remain unaffected by such redemption and that the redemption of shares instead result in an increase in the pro rata amount of capital stock represented by the remaining shares pursuant to Section 8 (3) AktG. In such event, the Executive Board is authorized to adjust the figure stated in the Articles of Incorporation.

h)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to use treasury shares acquired under the above acquisition authorization for the purpose of servicing subscription rights issued under the SAP Stock Option Plan 2002 under the authorization by the General Meeting of Shareholders of May 3, 2002 and to transfer such shares to the respective holders of such rights in accordance with the terms and conditions determined in the resolution on Item 11 on the agenda of the General Meeting of Shareholders of May 3, 2002. In this context, the pro rata amount of capital stock represented by the treasury shares transferred under this authorization, plus any treasury shares previously transferred under the authorization set out in subsection i) below, plus any shares issued on or after June 8, 2010 from contingent capital to service subscription rights within the meaning of Section 192 (2) no. 3 AktG must not exceed 10% of the capital stock existing at the time the resolution is adopted by the General Meeting of Shareholders of June 8, 2010. Where such treasury shares are to be transferred to holders of subscription rights who are members of SAP AG’s Executive Board, the relevant decision will solely be made by the Supervisory Board. The key features of the SAP Stock Option Plan 2002 are set out in the authorizing resolution adopted by the General Meeting of Shareholders of May 3, 2002, which is available for inspection at the commercial register of the Local Court (Amtsgericht) of Mannheim as part of the notarial record of this General Meeting of Shareholders. The contents of the authorizing resolution on the establishment of the SAP Stock Option Plan 2002 are further set out in the invitation to the annual General Meeting of Shareholders of May 3, 2002, which was published in the German Federal Gazette (Bundesanzeiger) dated March 22, 2002.

i)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to also use treasury shares acquired under the above acquisition authorization for the purpose of servicing conversion rights under convertible bonds or subscription rights under stock options issued under the SAP AG 2000 Long Term Incentive Plan under the authorization by the General Meeting of Shareholders of January 18, 2000, as supplemented and amended by the resolutions adopted by the General Meeting of Shareholders of May 3, 2001, and to transfer such treasury shares to the respective holders of the conversion or subscription rights in accordance with the terms and conditions determined in the above-mentioned resolutions passed by the General Meeting of Shareholders. In this context, the pro rata amount of capital stock represented by the treasury shares transferred under this authorization, plus any treasury shares previously transferred under the authorization set out in subsection h) above, plus any shares issued on or after June 8, 2010 from contingent capital to service subscription rights within the meaning of Section 192 (2) no. 3 AktG must not exceed 10% of the capital stock existing at the time the resolution is adopted by the General Meeting of Shareholders of June 8, 2010. Where such treasury shares are to be transferred to holders of conversion and subscription rights who are members of SAP AG’s Executive Board, the relevant decision will solely be made by the Supervisory Board. The key features of the SAP AG 2000 Long Term Incentive Plan are set out in the authorizing resolution adopted by the General Meeting of Shareholders of January 18, 2000 and the resolutions supplementing and amending this authorizing resolution that were adopted by the General Meeting of Shareholders of May 3, 2001, all of which are available for inspection at the commercial register of the Local Court of Mannheim as part of the notarial records of these general meetings of shareholders. The contents of the authorizing resolution on the establishment of the SAP AG 2000 Long Term Incentive Plan are further set out in the invitation to the extraordinary General Meeting of Shareholders of January 18, 2000, which was published in the German Federal Gazette dated December 9, 1999, and the contents of the resolutions supplementing and amending such authorizing resolution are set out in the invitation to the annual General Meeting of Shareholders of May 3, 2001, which was published in the German Federal Gazette dated March 23, 2001.

j)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to use treasury shares acquired under the above acquisition authorization for the purpose of servicing conversion or option rights under convertible or warrant-linked bonds issued by the Company under the authorizations granted by the resolutions relating to Item 11 on the agenda of the General Meeting of Shareholders of May 9, 2006, subsections a) and b), and to transfer them to the holders of such conversion or option rights in accordance with the relevant terms and conditions determined in the aforementioned resolutions of the General Meeting of Shareholders. The key features of such convertible or warrant-linked bonds are set out in the authorizing resolutions of the general meeting of May 9, 2006, which are available for inspection at the commercial register of the Local Court of Mannheim as part of the notarial record of this General Meeting of Shareholders. The contents of these authorizing resolutions are further set out in the invitation to the annual General Meeting of Shareholders of May 9, 2006, which was published in the electronic version of the German Federal Gazette dated March 30, 2006.

k)	The Executive Board is authorized to offer for acquisition or to promise and/or transfer treasury shares that are acquired under the above acquisition authorization, or that were acquired under authorizations granted previously, to employees of the Company and its downstream affiliates as well as to members of the managing bodies of its downstream affiliates. In this context, the shares acquired under the above authorization or any authorization granted previously may also be transferred to a bank or other entity meeting the requirements of Section 186 (5) sentence 1 AktG which subscribes the shares subject to an undertaking to offer for acquisition or to promise and/or transfer them exclusively to employees of the Company and its downstream affiliates or to members of the managing bodies of downstream affiliates. The shares to be transferred to employees of the Company or its downstream affiliates or to members of the managing bodies of downstream affiliates may also be procured by a bank or other entity meeting the requirements of Section 186 (5) sentence 1 AktG by way of securities loans, and the shares acquired under the above acquisition authorization or any authorization granted previously may be used to redeem such securities loans.

l)	The shareholders’ subscription rights are excluded to the extent that the Executive Board sells the shares acquired under the above acquisition authorization on the stock exchange in accordance with subsection c) or uses them for the purposes set out in subsections e), f), h), i), j) or k) above. The shareholders’ subscription rights are further excluded to the extent that the Supervisory Board transfers the shares pursuant to subsections h) or i) above to holders of conversion or subscription rights who are members of SAP AG’s Executive Board. In addition, subject to the consent of the Supervisory Board, the Executive Board may exclude the shareholders’ subscription rights in respect of fractional shares where treasury shares are sold in connection with an offer for sale to the Company’s shareholders in accordance with subsection d). Moreover, the shareholders’ subscription rights are excluded insofar as the Executive Board uses shares previously acquired under any authorization granted at an earlier stage for the purposes set out in subsection k).

m)	The authorizations for using treasury shares set out above may be exercised once or several times, in whole or in part and in respect of a specific portion of acquired treasury shares. The authorizations of May 19, 2009 for using acquired treasury shares remain unaffected by the cancellation pursuant to subsection a) of the acquisition authorization resolved by the General Meeting of Shareholders of May 19, 2009.

12.	Resolution on a change in the remuneration of the members of the Supervisory Board and on the corresponding amendment to the Articles of Incorporation

The remuneration of the members of the Supervisory Board was last adapted in the fiscal year 2006. Since then, the demands on the Supervisory Board members and their workload have continuously increased, in particular owing to the duties resulting from committee membership. For this reason, the remuneration of the members of the Supervisory Board is to be adapted in order to align it with the remuneration level and the ratio of fixed to variable remuneration elements at other comparable companies. To this end, the fixed remuneration and the remuneration for membership of Supervisory Board committees, in particular the audit committee, as set out in Section 16 (2) of the Articles of Incorporation, as well as the cap on total remuneration of the Supervisory Board members set out in Section 16 (4) of the Articles of Incorporation are to be raised. At the same time, the variable remuneration specified in Section 16 (3) of the Articles of Incorporation is to be reduced. The changed rules governing Supervisory Board remuneration are to apply as early as of the fiscal year 2010.

The Executive Board and the Supervisory Board therefore propose that the following resolution be adopted:
a)	The fixed annual remuneration shall be €100,000 (previously €75,000) for the chairperson of the Supervisory Board, €70,000 (previously €50,000) for the deputy chairperson, and €50,000 (previously €37,500) for the other members of the Supervisory Board. The annual remuneration for committee membership shall be €15,000 for the audit committee, and €10,000 (previously €2,500) for each of the other Supervisory Board committees, provided that the relevant committee has met in the relevant fiscal year. The chairperson of the audit committee shall receive an annual remuneration of €25,000, and the chairpersons of the other committees shall receive €20,000 (previously €5,000). The variable remuneration will be €10,000 (previously €8,000) for the chairperson, €8,000 (previously €6,000) for the deputy chairperson, and €6,000 (previously €4,000) for the other members of the Supervisory Board for each €0.01 by which the dividend distributed per share exceeds €0.40 (previously €0.25). The maximum total remuneration is not to exceed €250,000 (previously €200,000) for the chairperson, EUR 200,000 (previously €150,000) for the deputy chairperson, and €150,000 (previously €100,000) for the other members of the Supervisory Board, with the remuneration for committee membership not being taken into account when calculating the total remuneration. All other provisions of Section 16 of the Articles of Incorporation concerning the Supervisory Board remuneration will remain unaffected

b)	Section 16 (2) to (4) of the Articles of Incorporation are restated as follows:
“2.	The fixed annual remuneration shall be €100,000 for the chairperson, €70,000 for the deputy chairperson, and €50,000 for the other members of the Supervisory Board. For membership of the audit committee, Supervisory Board members shall in addition receive an annual fixed remune-

ration of €15,000, and for membership of another Supervisory Board committee €10,000, provided that the relevant committee has met in the relevant fiscal year; the chairperson of the audit committee shall receive €25,000, and the chairpersons of the other committees shall receive €20,000. The fixed remuneration shall be payable after the end of the fiscal year.

3.	The variable remuneration for each fiscal year shall be €10,000 for the chairperson, €8,000 for the deputy chairperson, and €6,000 for the other members of the Supervisory Board for each €0.01 by which the dividend distributed per share exceeds €0.40. The variable remuneration shall be payable after the end of the General Meeting of Shareholders that resolves on the dividend for the relevant fiscal year.

4.	The total remuneration (not including the remuneration for committee membership) shall not, however, exceed €250,000 for the chairperson, €200,000 for the deputy chairperson, and €150,000 for the other members of the Supervisory Board.”
c)	The changes to the amounts of Supervisory Board remuneration will apply for the first time to the remuneration paid to the Supervisory Board for the fiscal year 2010, provided that the amendment to the Articles of Incorporation set out above is entered in the commercial register in the course of the current fiscal year.
***

II. REPORTS OF THE EXECUTIVE BOARD
1.	Report of the Executive Board concerning Item 9 on the agenda
Under Item 9 on the agenda for the General Meeting of Shareholders of June 8, 2010, the Executive Board and the Supervisory Board propose to cancel the previous Authorized Capital Ia and IIa and to replace them by new Authorized Capital I and II. Pursuant to Section 203 (2) in conjunction with Section 186 (4) sentence 2 AktG, the Executive Board submits the following report on the reasons for the authorizations to exclude the shareholders’ subscription rights in connection with the issue of the new shares, which report, constituting an integral part of the present invitation, is available on the Internet at http://www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders.
a)	Current Authorized Capital I and II and current Authorized Capital Ia and IIa, and reason for the proposed amendment
In Section 4 (5) and (7), the Articles of Incorporation provide for Authorized Capital I and II, under which the Executive Board is authorized to increase the capital stock by up to €60 million against contributions in cash by issuing new no-par value ordinary voting bearer shares (Authorized Capital I) and by up to €60 million against contributions in cash or in kind by issuing new no-par value ordinary voting bearer shares (Authorized Capital II). These authorizations have not been utilized to date. The current Authorized Capital I and II will expire on May 11, 2010, and thus before the date of the 2010 General Meeting of Shareholders. Paragraphs (5) and (7) of Section 4 of the Articles of Incorporation are therefore to be deleted.
Moreover, the Executive Board and the Supervisory Board propose to the General Meeting of Shareholders of June 8, 2010 to cancel the previous Authorized Capital Ia and IIa and to create new Authorized Capital I and II. In Section 4 (5) and (7), the Articles of Incorporation as currently in force provide for Authorized Capital Ia and IIa, under which the Executive Board is authorized to increase the capital stock by an aggregate amount of up to €180 million against contributions in cash by issuing new no-par value ordinary voting bearer shares (Authorized Capital Ia) and by up to €180 million against contributions in cash or in kind by issuing new no-par value ordinary voting bearer shares (Authorized Capital IIa). These authorizations have not been utilized to date. The authorizations will expire on May 8, 2011, and thus presumably before the date of the annual General Meeting of Shareholders planned for 2011. In order to ensure that the Company will be able also in the future to react to market conditions and to perform capital increases against contributions both in cash and in kind, the Executive Board is to be given the option, by creating corresponding new authorizations that will apply beyond May 8, 2011, to increase the Company’s capital stock by issuing new no-par value ordinary voting bearer shares.

b)	New Authorized Capital facilities and associated benefits for the Company
It is intended to create new Authorized Capital I and II in an aggregate amount of €500 million.
Under the new Authorized Capital I as proposed under Item 9 subsection b) on the agenda of the General Meeting of Shareholders of June 8, 2010, the Executive Board is to be authorized, subject to the consent of the Supervisory Board, to increase the Company’s capital stock on one or more occasions by an aggregate amount of up to €250 million against contributions in cash by issuing new no-par value ordinary voting bearer shares. The new shares are to be offered to the shareholders for subscription, with an indirect subscription right within the meaning of Section 186 (5) sentence 1 AktG being sufficient in this context. According to the relevant statutory provisions alone, an issuance of shares in respect of which such an indirect subscription right is granted is not to be regarded as a case of exclusion of shareholders’ subscription rights. The Executive Board is to be authorized, however, subject to the consent of the Supervisory Board, to exclude fractional shares from the shareholders’ subscription rights (see subsection c) below). Under the new Authorized Capital II as proposed under Item 9 subsection c) on the agenda of the General Meeting of Shareholders of June 8, 2010, the Executive Board is to be authorized, subject to the consent of the Supervisory Board, to increase the Company’s capital stock on one or more occasions by an aggregate amount of up to €250 million against contributions in cash or in kind by issuing new no-par value ordinary voting bearer shares. The Executive Board is to be authorized to exclude the shareholders’ statutory subscription rights (see subsection d) below). Both authorizations are to be granted for the maximum period permitted by law, i.e. until June 7, 2015.
The proposed authorizations to issue new shares from Authorized Capital I and II are to enable the Company to react to financing needs and opportunities to merge with other enterprises or to acquire enterprises or parts thereof or interests therein that may arise at short notice.
c)	Exclusion of subscription rights in respect of the new Authorized Capital I
In connection with Authorized Capital I, the Executive Board is to be authorized to exclude the shareholders’ subscription rights in respect of fractional shares, subject to the consent of the Supervisory Board. The exclusion of subscription rights in respect of fractional shares in connection with Authorized Capital I is required in order to ensure a technically feasible subscription ratio. The fractions of shares excluded from the shareholders’ subscription rights will be realized either by sale on the stock exchange or in any other manner so as to best further the Company’s interests. The potential dilutive effect is low due to the limitation to fractional shares. For these reasons, the Executive Board and the Supervisory Board consider the potential exclusion of the shareholders’ subscription rights to be justified in view of the circumstances and reasonable for the shareholders.
d)	Exclusion of subscription rights in respect of the new Authorized Capital II
Under Authorized Capital II, the Executive Board is to be authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ subscription rights in connection with capital increases against contributions in cash if the total pro rata amount of capital stock represented by the new shares in respect of which the shareholders’ subscription rights are excluded does not exceed 10% of the Company’s capital stock existing on June 8, 2010 or at the time the authorization is registered or at the time the new shares are issued and the issue price of the new shares is not substantially below the trading price of listed shares of the same class carrying the same rights at the time the Executive Board finally determines the issue price. The statutory basis for this so-called simplified exclusion of shareholders’ subscription rights is Section 203 (1) and (2) in conjunction with Section 186 (3) sentence 4 AktG. A possible deduction from the relevant trading price will presumably not exceed 3%, and in no event 5%, of the trading price. This option to exclude the shareholders’ subscription rights as provided for in Section 186 (3) sentence 4 AktG will enable the Company to quickly, flexibly and cost-effectively exploit opportunities arising as a result of prevailing stock exchange conditions. The sales proceeds that can be realized by fixing a price that is close to market will as a rule result in a significantly higher inflow of funds per share than in the case of a placement of shares with subscription rights, thus ensuring the highest possible inflow of equity. By avoiding the time-consuming and expensive handling of subscription rights, the Company will furthermore be able to meet its equity requirements quickly when market opportunities arise at short notice. Section 186 (2) sentence 2 AktG allows the subscription price to be published three days prior to the expiration of the subscription period at the latest. However, in light of the volatility in the stock markets, this still involves a market risk, in particular a price change risk, for several days, which may lead to safety margins being deducted when the selling price is determined and, therefore, to conditions that are not close to market. In addition, if the Company granted subscription rights, it would not be in a position to react quickly to favorable market conditions due to the length of the subscription period. The authorization to use treasury shares as set out in subsection e) of the resolution to purchase and use treasury shares proposed under Item 11 on the agenda also serves this purpose. However, the intention is to provide the Company with the necessary flexibility to be able to achieve this purpose also independently of a repurchase of treasury shares on the basis of the acquisition authorization proposed under Item 11 on the agenda. In order to ensure that the threshold of 10% of the capital stock stipulated in Section 186 (3) sentence 4 AktG for the simplified exclusion of shareholders’ subscription rights is complied with, the authorization to issue new shares subject to a simplified exclusion of shareholders’ subscription rights is limited to shares representing a pro rata amount of 10% of the Company’s capital stock. The calculation of the 10% threshold is ultimately to be made on the basis of the amount of capital stock existing on June 8, 2010, at the time the authorization is entered in the commercial register, or at the time the shares are issued, whichever is the lowest. Moreover, the resolution proposal provides for a deduction clause, according to which the authorization volume will be reduced to the extent that other authorizations concerning the simplified exclusion of shareholders’ subscription rights are exercised from the date of the General Meeting of Shareholders. This is to ensure that the 10% threshold stipulated in Section 186 (3) sentence 4 AktG is observed, taking into account all authorizations providing for the option to exclude subscription rights in accordance with Section 186 (3) sentence 4 AktG, whether applied directly, analogously or mutatis mutandis. For the stated reasons, the proposed authorization is in the interests of the Company and its shareholders. Since the issue amount for the new shares will have to be determined by reference to the trading price and the volume of the authorization is limited, the interests of the shareholders are adequately protected. Shareholders wishing to maintain their participation ratios can do so by acquiring additional shares on the stock exchange. The portion of freely floating shares of the Company is approximately 72.40%. In the 2009 calendar year, the entire volume of trading in SAP shares on German exchanges amounted to more than 104% of the Company’s capital stock.

Moreover, the Executive Board is to be authorized under Authorized Capital II, subject to the consent of the Supervisory Board, to exclude the shareholders’ subscription rights in the context of capital increases against contributions in kind where shares are granted as consideration in connection with mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein. SAP AG has to cope with global competition. The Company must always be in a position to act promptly and flexibly in the national and international markets in the interests of its shareholders. This also includes the option to acquire enterprises or parts thereof or interests therein with a view to enhancing the Company’s competitive position or to merge with other enterprises. In individual cases, the best possible way of implementing this option in the interests of the shareholders and the Company may consist in merging with another enterprise or acquiring an enterprise or parts thereof or interests therein by way of granting shares in the acquiring company. Practical experience shows that the shareholders of companies that are attractive acquisition targets frequently request the delivery of shares in the acquiring company as consideration for the respective sale. In order to be in a position to also acquire such companies, SAP AG must be able to grant new shares as consideration. The authorization to use treasury shares as set out in subsection f) of the resolution to purchase and use treasury shares proposed under Item 11 on the agenda also serves this purpose. However, the intention is to provide the Company with the necessary flexibility to be able to achieve this purpose also independently of a repurchase of treasury shares on the basis of the acquisition authorization proposed under Item 11 on the agenda. SAP AG will not suffer any disadvantage in this context, as the issue of shares against contributions in kind requires that the value of the contribution in kind be in reasonable proportion to the value of the shares. By contrast, if shareholder subscription rights were to be maintained, mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein involving the granting of new shares in the Company would be impossible, rendering the associated benefits for the Company and the shareholders unattainable.

The Company is currently not contemplating any specific merger or acquisition in respect of which it intends to make use of this option. Should any specific opportunities open up with regard to mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein, the Executive Board will carefully assess in each individual case whether or not to exercise the authorization to increase the capital by granting new shares. The Executive Board will do so only if it arrives at the conclusion that the relevant merger or the acquisition of the relevant enterprise or part thereof or interest therein in return for the granting of SAP shares is in the best interests of the Company. The Supervisory Board will give its required consent only if it arrives at the same conclusion.

Having considered all of the above circumstances, the Executive Board, acting with the consent of the Supervisory Board, considers the potential exclusion of shareholders’ subscription rights in the specified cases to be justified in view of the circumstances and reasonable for the shareholders for the stated reasons, in particular if the potential dilutive effects are taken into account.

In the event that the Executive Board does not utilize the above authorizations concerning the exclusion of the shareholders’ subscription rights, the Executive Board is to be authorized under Authorized Capital II, as under Authorized Capital I, to exclude the shareholders’ subscription rights in respect of fractional shares, subject to the consent of the Supervisory Board. The reasons for such an exclusion of subscription rights, as well as its justification in view of the circumstances and its reasonableness for the shareholders have already been discussed in the section of this report dealing with Authorized Capital I (see subsection c) above) and apply mutatis mutandis in the present context.
e)	Report of the Executive Board on a utilization of the new Authorized Capital I and II
The Executive Board will report to the General Meeting of Shareholders on any utilization of Authorized Capital I and II.
2.	Report of the Executive Board concerning Item 10 on the agenda
Under Item 10 on the agenda of the General Meeting of Shareholders of June 8, 2010, the Executive Board and the Supervisory Board propose that new Authorized Capital III be created for the purpose of granting shares to employees of SAP AG and its downstream affiliates. Pursuant to Section 203 (1) in conjunction with Section 186 (4) sentence 2 AktG, the Executive Board submits the following report on the reasons for the exclusion of the shareholders’ subscription rights in connection with the issue of the new shares, which report, constituting an integral part of the present invitation, is available on the Internet at http://www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders.
In the context of the issue of shares from Authorized Capital III as proposed under Item 10 on the agenda of the General Meeting of Shareholders of June 8, 2010, the shareholders’ subscription rights are to be excluded. The new shares are to be used exclusively for the granting of shares to employees of SAP AG and its downstream affiliates (employee shares).
In the past, SAP AG already established various share-based participation programs to allow its executive staff and employees to participate in the success and the increase in the corporate value of SAP AG. The aim of any such share-based employee participation program which combines a long-term effect with a certain risk always is to create a specific incentive to achieve a sustainable increase in the corporate value of SAP AG, to strengthen the identification with and bond to the companies of the SAP group by rewarding the willingness to stay with the SAP group in the longer term, and to help develop a real and sustainable culture of employee shareholdership. With Authorized Capital III, SAP AG is to be placed in a position to promote employee participation in the Company by granting shares to its employees. The granting of employee shares serves to improve employee integration, increase the willingness to take on responsibility and strengthen the bond between the employees and their employer. The issuance of employee shares is therefore in the interests of the Company and its shareholders. This approach is promoted by the legislator, who has provided for various ways to support companies in issuing such shares. Shares are to be offered only to employees of SAP AG and its downstream affiliates. By contrast, no shares are to be granted from Authorized Capital III to members of the Executive Board of SAP AG or the managing or supervisory bodies of its affiliates.
By issuing employee shares, the Company is in a position to offer a long-term incentive that reflects not only positive but also negative developments. By providing for a lock-up period of several years when granting such shares, or offering certain incentives to hold the shares over a certain period of time, the Company has a tool not only for granting a bonus but also for deducting a “malus” where developments have been negative. With this instrument, the willingness of employees and executive staff to take on commercial responsibility can thus be increased, which is in the interests of the Company and its shareholders.
Special conditions can be granted when new shares are issued to employees. Moreover, shares are to be issued to employees in such a manner that the contribution to be paid on such shares is covered by a part of the profit for the year which the Executive Board and the Supervisory Board may allocate to other revenue reserves under Section 58 (2) AktG. This option and the requirements to be satisfied in this context are governed by Section 204 (3) AktG.
Besides issuing the new shares directly, it is intended that the new shares may also be subscribed by a bank or other entity meeting the requirements of Section 186 (5) sentence 1 AktG subject to an undertaking to use them exclusively for the purpose of granting employee shares. In this case, the shares will be issued with the subscribing entity acting as an intermediary. This process can serve to facilitate the handling, for example by entrusting it to a bank to the greatest extent possible.
Moreover, it is intended that the shares may also be procured by a bank or other entity meeting the requirements of Section 186 (5) sentence 1 AktG by way of securities loans, with the new shares being used to redeem such securities loans. Procuring the shares by way of securities loans also serves to facilitate the handling. Accordingly, the new shares created from Authorized Capital III are to be used not only for the purpose of issuing them directly or indirectly to employees of SAP AG and its downstream affiliates but also for the purpose of satisfying the claims of lenders for the redemption of loans. In this case, the new shares will be issued against contributions in kind. In terms of the economic result, the new shares are used in this case, too, for the purpose of granting them to the employees.
The Company considers using shares from Authorized Capital III under a share matching plan in which executive staff and employees of SAP AG and its downstream affiliates as well as members of the managing bodies of downstream affiliates may participate. Under the share matching plan, SAP AG and its affiliates are to have the option of offering their executive staff and employees to purchase SAP shares, which are generally subject to a lock-up period of three years, on preferential terms, i.e. at a reduced price, with the plan participants being entitled at a later stage (i.e. after expiry of the three-year lock-up period) to receive one additional SAP share (matching share) for three previously acquired SAP shares free of charge, provided that the plan participant’s employment with SAP AG or an affiliate has continued without interruption and no notice of termination has been given during this period. Different terms will apply to certain executive staff members in strategic positions with global responsibilities, the Global Executives of SAP AG and its affiliates, who can purchase shares at a price that is not reduced and are then entitled to receive two matching shares for each three of these shares once the three-year lock-up period has expired. New tranches are to be issued each year on the basis of the share matching plan (plan tranches), and offers for the purchase of SAP shares will be made for each plan tranche. If, however, the plan participant’s employment ends, the lock-up period will equally cease to apply. Authorized Capital III is also to be used for the purposes of the share matching plan, insofar as the participants are employees of SAP AG and its downstream affiliates.
The volume of the proposed Authorized Capital III is adequate in proportion to the number of employees of SAP AG and its downstream affiliates. Assuming that 70 to 90 shares are granted per employee and tranche on average (depending on the trading price at the time the shares are granted), the proposed volume will provide sufficient shares to operate the share matching plan as described above for a period of five years.
The authorization to use treasury shares as set out in subsection k) of the resolution to purchase and use treasury shares proposed under Item 11 on the agenda also serves this purpose. However, the intention is to provide the Company with the necessary flexibility to be able to achieve this purpose also independently of a repurchase of treasury shares on the basis of the acquisition authorization proposed under Item 11 on the agenda or any previous acquisition authorization.
In order for the Company to be able to issue new shares as employee shares or to use them for the redemption of securities loans utilized for this purpose, the shareholders’ subscription rights must be excluded. Otherwise, it would not be possible to attain the associated benefits for the Company and its shareholders.
Having considered all of the above circumstances, the Executive Board, acting with the consent of the Supervisory Board, considers the exclusion of shareholders’ subscription rights in the specified cases to be justified in view of the circumstances and reasonable for the shareholders for the stated reasons, in particular if potential dilutive effects are taken into account.
The Executive Board will report to the General Meeting of Shareholders on any utilization of Authorized Capital III.

3.	Report of the Executive Board concerning Item 11 on the agenda
Under Item 11 on the agenda of the General Meeting of Shareholders of June 8, 2010, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire treasury shares on behalf of the Company and to either resell or redeem the shares so acquired without requiring a further resolution of the General Meeting of Shareholders. Pursuant to Section 71 (1) no. 8 sentence 5 in conjunction with Section 186 (4) sentence 2 AktG, the Executive Board submits the following report on the reasons for the exclusion of the shareholders’ subscription rights in connection with the sale of treasury shares as well as the exclusion of a potential right to offer shares in connection with the acquisition of treasury shares, which report, constituting an integral part of the present invitation, is available on the Internet at http://www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders.
a)	Acquisition of treasury shares and exclusion of a potential right to offer shares
Under Item 11 on the agenda of the General Meeting of Shareholders of June 8, 2010, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire treasury shares on behalf of the Company. Under such authorization, the Executive Board is to have the option to acquire, on or before June 30, 2013, shares in the Company representing a pro rata amount of capital stock of up to €120 million in aggregate (i.e. 120 million shares, based on a pro rata amount of capital stock represented by one share of €1.00). The acquisition may also be effected by any dependent group company of SAP AG within the meaning of Section 17 AktG or by any third party for the account of such dependent group company or SAP AG. The repurchase may either be effected on the stock exchange or by way of a public purchase offer to all shareholders, as the Executive Board deems fit. In the event that the acquisition is effected by way of a purchase offer to all shareholders, the principle of equal treatment must be observed, as in connection with the acquisition of shares on the stock exchange. Should the volume offered at the stipulated price exceed the number of shares the Company wishes to acquire, it is intended, however, that the acquisition may be performed according to the proportion of offered shares (proportion offered). Only where acquisition is performed on the basis of the proportion offered as opposed to the proportion held can the acquisition process be executed along economically sound lines. Moreover, it is intended that offers pertaining to limited numbers of shares (up to 100 offered shares per shareholder) may be given preferential treatment. This option serves to avoid small, generally uneconomic, residual amounts and any corresponding factual disadvantage for minor shareholders. It also serves to simplify the actual execution of the acquisition procedure. Provision is also intended to be made for rounding to be performed according to commercial principles in order to avoid fractional shares. Thus, the acquisition ratio and/or the number of shares to be acquired from an individual offering shareholder may be rounded according to commercial principles in such a way as to ensure that only whole shares are acquired. The Executive Board and the Supervisory Board believe that the exclusion of any further right of the shareholders to offer shares is justified in view of the circumstances and reasonable from the shareholders’ perspective.

b)	Use of acquired treasury shares and exclusion of subscription rights pursuant to the resolution proposal under Item 11 on the agenda
Under the authorization proposed in Item 11 on the agenda of the General Meeting of Shareholders of June 8, 2010, the Executive Board is to be authorized to sell the shares acquired pursuant to such authorization on the stock exchange or to offer the shares to the shareholders for acquisition in connection with a public offer for sale while maintaining the shareholders’ subscription rights. Where the Executive Board sells treasury shares on the stock exchange, shareholders will have no subscription rights. Under Section 71 (1) no. 8 sentence 4 AktG, however, a sale (or purchase) of treasury shares on the stock exchange is sufficient for the purposes of the principle of equal treatment within the meaning of Section 53a AktG.
It is furthermore proposed, however, that the Executive Board be authorized to redeem the acquired treasury shares without requiring a further resolution of the General Meeting of Shareholders. Such redemption will generally result in a capital reduction. It is proposed, however, that the Executive Board also be authorized to implement the redemption in accordance with Section 237 (3) no. 3 AktG without any changes to the capital stock. In such event, the redemption of shares is to result in an increase in the pro rata amount of capital stock represented by the remaining shares pursuant to Section 8 (3) AktG.
The resolution proposal under Item 11 on the agenda of the General Meeting of Shareholders of June 8, 2010 furthermore provides for the exclusion of the shareholders’ subscription rights if the repurchased treasury shares are used as set out below, as well as, where shares are used that were previously acquired under authorizations granted at an earlier stage, in the circumstances described in subsection ee) below:
aa)	Sale against cash payment at a price not substantially below the trading price

It is proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to sell acquired treasury shares which account for a portion of up to 10% of the capital stock in aggregate other than on the stock exchange or by way of an offer for sale addressed to all shareholders against payment in cash at a price which is not substantially below the trading price of the Company’s share on the Frankfurt Stock Exchange on the five trading days preceding the final determination of the selling price by the Executive Board, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system) (subsection e) of the resolution proposal). The shareholders’ subscription rights are to be excluded in respect of these shares. The statutory basis of this so-called simplified exclusion of shareholders’ subscription rights is Section 71 (1) no. 8 sentence 5 in conjunction with Section 186 (3) sentence 4 AktG. A possible deduction from the relevant trading price will presumably not exceed 3%, and in no event 5%, of the trading price.

This option to exclude the shareholders’ subscription rights as provided for in Section 186 (3) sentence 4 AktG will enable the Company to quickly, flexibly and cost-effectively exploit opportunities arising as a result of prevailing stock exchange conditions. The sales proceeds that can be realized by fixing a price that is close to market will as a rule result in a significantly higher inflow of funds per share than in the case of a placement of shares with subscription rights, thus ensuring the highest possible inflow of equity. By avoiding the time-consuming and expensive handling of subscription rights, the Company will furthermore be able to meet its equity requirements quickly when market opportunities arise at short notice. Section 186 (2) sentence 2 AktG allows the subscription price to be published three days prior to the expiration of the subscription period at the latest. However, in light of the volatility in the stock markets, this still involves a market risk, in particular a price change risk, for several days, which may lead to safety margins being deducted when the selling price is determined and, therefore, to conditions which are not close to market. In addition, if the Company granted subscription rights, it would not be in a position to react quickly to favorable market conditions due to the length of the subscription period. Authorized Capital II as proposed under Item 9 subsection c) on the agenda also serves this purpose. However, the intention is to enable the Company to achieve this purpose after a repurchase of treasury shares, where appropriate, without having to perform a capital increase, which would require more time and effort especially due to the fact that such increase must be entered in the commercial register.

In order to comply with the limit applicable to the simplified exclusion of the shareholders’ subscription rights as provided for in Section 186 (3) sentence 4 AktG of 10% of the capital stock, the authorization to dispose of acquired treasury shares subject to the simplified exclusion of the shareholders’ subscription rights is limited to shares representing a pro rata amount of 10% of the Company’s capital stock. For the purpose of calculating the 10% threshold, the lower of the amount of capital stock existing at the time the resolution concerning the authorization is adopted by the General Meeting of Shareholders of June 8, 2010 or the amount of capital stock existing at the time the authorization is exercised is to be relevant. The resolution proposal also provides for a deduction clause, pursuant to which the authorization volume will be reduced to the extent that other authorizations concerning the simplified exclusion of shareholders’ subscription rights are exercised from the date of the General Meeting of Shareholders. This is to ensure that the 10% threshold stipulated in Section 186 (3) sentence 4 AktG is observed, taking into account all authorizations providing for the option to exclude subscription rights in accordance with Section 186 (3) sentence 4 AktG, whether applied directly, analogously or mutatis mutandis.

In light of the stated reasons, the proposed authorization to use treasury shares and the exclusion of subscription rights is in the interests of the Company and its shareholders. Since the selling price for treasury shares to be granted will have to be determined by reference to the trading price and the volume of the authorization is limited, the interests of the shareholders are adequately protected. Shareholders wishing to maintain their participation ratios can do so by acquiring additional shares on the stock exchange. The portion of freely floating shares of the Company is approximately 72.40%. In the 2009 calendar year, the entire volume of trading in SAP shares on German exchanges amounted to more than 104% of the Company’s capital stock.

bb)	Sale in connection with mergers with other enterprises or acquisitions of enterprises

It is further proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to transfer the acquired treasury shares to third parties as consideration in connection with mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein (subsection f) of the resolution proposal). In this context, it is proposed that the shareholders’ subscription rights be equally excluded.

SAP AG has to cope with global competition. The Company must always be in a position to act promptly and flexibly in the national and international markets in the interests of its shareholders. This also includes the option to acquire enterprises or parts thereof or interests therein with a view to enhancing the Company’s competitive position or to merge with other enterprises. In individual cases, the best possible way of implementing this option in the interests of the shareholders and the Company may consist in merging with another enterprise or acquiring an enterprise or parts thereof or interests therein by way of granting shares in the acquiring company. Practical experience shows that the shareholders of companies that are attractive acquisition targets frequently request the delivery of shares in the acquiring company as consideration for the respective sale. In order to be in a position to also acquire such companies, SAP AG must be able to grant treasury shares as consideration. Authorized Capital II as proposed under Item 9 subsection c) on the agenda also serves this purpose. However, the intention is to enable the Company to achieve this purpose after a repurchase of treasury shares, where appropriate, without having to perform a capital increase, which would require more time and effort especially due to the fact that such increase must be entered in the commercial register.

By contrast, if shareholders’ subscription rights were to be maintained, mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein in return for the granting of acquired treasury shares would be impossible, rendering the associated benefits for the Company and its shareholders unattainable.

The Company is currently not contemplating any specific merger or acquisition in respect of which it intends to make use of this option. Should any specific opportunities open up with regard to mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein, the Executive Board will carefully assess in each individual case whether or not to exercise the authorization concerning the granting of treasury shares. The Executive Board will do so only if it arrives at the conclusion that the relevant merger or the acquisition of the relevant enterprise, part thereof or interest therein in return for the granting of SAP shares is in the best interests of the Company. The same applies with regard to the consent of the Supervisory Board, which is required under the resolution proposal. The Executive Board will report on the details in connection with the exercise of the authorization to the General Meeting of Shareholders next following any merger or acquisition in return for the granting of SAP shares.

cc)	Servicing of conversion and subscription rights under the SAP AG 2000 Long Term Incentive Plan and the SAP Stock Option Plan 2002

Furthermore, it is proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, and, to the extent that any members of the Executive Board are affected, the Supervisory Board be authorized to use acquired treasury shares, subject to an exclusion of the shareholders’ subscription rights, for the purpose of servicing conversion and subscription rights under the SAP AG 2000 Long Term Incentive Plan and subscription rights under the SAP Stock Option Plan 2002 and to transfer these shares to the holders of such rights in accordance with the terms and conditions determined in the relevant resolutions of the General Meeting of Shareholders (subsections h) and i) of the resolution proposal). The transfer of treasury shares for the purpose of servicing these subscription rights instead of using the contingent capital will in particular help to prevent any dilutive effects which might otherwise occur. The exclusion of the shareholders’ subscription rights is therefore also in the interests of the existing shareholders.

The authorizing resolution on the establishment of the SAP Stock Option Plan 2002 adopted by the General Meeting of Shareholders of May 3, 2002 is available for inspection at the commercial register of the Local Court of Mannheim as part of the notarial record of this General Meeting of Shareholders. It is also available on the Internet at http://www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders. The contents of the authorizing resolution on the establishment of the SAP Stock Option Plan 2002 are further set out in the invitation to the annual General Meeting of Shareholders of May 3, 2002, which was published in the German Federal Gazette dated March 22, 2002.

The authorizing resolution on the establishment of the SAP AG 2000 Long Term Incentive Plan adopted by the General Meeting of Shareholders of January 18, 2000 as well as the resolutions supplementing and amending it that were adopted by the General Meeting of Shareholders of May 3, 2001 are available for inspection at the commercial register of the Local Court of Mannheim as part of the notarial records of these general meetings of shareholders. They are also available on the Internet at http://www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders. The contents of the authorizing resolution on the establishment of the SAP AG 2000 Long Term Incentive Plan are further set out in the invitation to the extraordinary General Meeting of Shareholders of January 18, 2000, which was published in the German Federal Gazette dated December 9, 1999, and the contents of the resolutions supplementing and amending this authorizing resolution are set out in the invitation to the annual General Meeting of Shareholders of May 3, 2001, which was published in the German Federal Gazette dated March 23, 2001.

dd)	Servicing of conversion or option rights under convertible and/or warrant-linked bonds

It is also proposed that the Executive Board, subject to the consent of the Supervisory Board, be authorized to use treasury shares, subject to an exclusion of the shareholders’ subscription rights, for the purpose of servicing conversion or option rights under convertible or warrant-linked bonds issued by the Company under the authorizations granted by the resolutions relating to Item 11 on the agenda of the General Meeting of Shareholders of May 9, 2006, subsections a) and b), and to transfer such shares to the holders of the conversion or option rights in accordance with the relevant terms and conditions determined in the aforementioned resolutions of the General Meeting of Shareholders (subsection j) of the resolution proposal). The transfer of treasury shares for the purpose of servicing these conversion or option rights instead of using the contingent capital will in particular help to prevent any dilutive effects which might otherwise occur. The exclusion of the shareholders’ subscription rights is therefore also in the interests of the existing shareholders.

The authorizing resolutions adopted by the General Meeting of Shareholders of May 9, 2006 are available for inspection at the commercial register of the Local Court of Mannheim as part of the notarial record of this General Meeting of Shareholders. They are also available on the Internet at http://www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders. The contents of these authorizing resolutions are further set out in the invitation to the annual General Meeting of Shareholders of May 9, 2006, which was published in the electronic version of the German Federal Gazette on March 30, 2006.

ee)	Offer or promise and/or transfer of shares to employees of the Company and its downstream affiliates as well as to members of the managing bodies of its downstream affiliates

It is also proposed that the Executive Board be authorized to offer for acquisition or to promise and/or transfer treasury shares to employees of the Company and its downstream affiliates (i.e. as employee shares (Belegschaftsaktien)) as well as to members of the managing bodies of its downstream affiliates, subject to an exclusion of the shareholders’ subscription rights (subsection k) of the resolution proposal).

In the past, SAP AG already established various share-based participation programs to allow its executive staff and employees to participate in the success and the increase in the corporate value of SAP AG. The aim of any such share-based employee participation program which combines a long-term effect with a certain risk always is to create a specific incentive to achieve a sustainable increase in the corporate value of SAP AG, to strengthen the identification with and bond to the companies of the SAP group by rewarding the willingness to stay with the SAP group in the longer term, and to help develop a real and sustainable culture of employee shareholdership. The intention is to enable SAP AG to promote employee participation in the Company by granting employee shares. The granting of such employee shares serves to improve employee integration, increase the willingness to take on responsibility and strengthen the bond between the employees and their employer. The issuance of employee shares is therefore in the interests of the Company and its shareholders. This approach is promoted by the legislator, who has provided for various ways to support companies in issuing such shares. However, shares are to be offered not only to employees of SAP AG and its downstream affiliates but also to members of the managing bodies of downstream affiliates. These executive staff have a material influence on the development of the SAP group and SAP AG. It is important therefore to offer them, too, a strong incentive to contribute to a sustainable increase in the corporate value of SAP AG and to strengthen their identification with and bond to the companies of the SAP group by rewarding their willingness to stay with the SAP group in the longer term.

By issuing shares to employees and members of the managing bodies of downstream affiliates, the Company is in a position to offer a long-term incentive that reflects not only positive but also negative developments. By providing for a lockup period of several years when granting such shares, or offering certain incentives to hold the shares over a certain period of time, the Company has a tool not only for granting a bonus but also for deducting a “malus” where developments have been negative. With this instrument, the willingness of employees and executive staff to take on commercial responsibility can thus be increased, which is in the interests of the Company and its shareholders. Special conditions can be granted in connection with the granting of shares.

Besides granting the shares directly, it is intended that the acquired shares may also be transferred to a bank or other entity meeting the requirements of Section 186 (5) sentence 1 AktG which subscribes the shares subject to an undertaking to offer for acquisition or to promise and/or transfer them exclusively to employees of the Company and its downstream affiliates or to members of the managing bodies of downstream affiliates. This process can serve to facilitate the handling, for example by entrusting it to a bank to the greatest extent possible.

Moreover, it is intended that the shares may also be procured by a bank or other entity meeting the requirements of Section 186 (5) sentence 1 AktG by way of securities loans, with the acquired treasury shares being used to redeem such securities loans. Procuring the shares by way of securities loans also serves to facilitate the handling. Accordingly, the acquired shares are to be used not only for the purpose of granting them directly or indirectly to employees of SAP AG and its downstream affiliates as well as to members of the managing bodies of downstream affiliates but also for the purpose of satisfying the claims of lenders for the redemption of loans. In terms of the economic result, the shares are used in this case, too, for the purpose of granting them to employees of SAP AG and its downstream affiliates as well as to members of the managing bodies of downstream affiliates.

The Company considers using treasury shares under a share matching plan in which executive staff and employees of SAP AG and its downstream affiliates as well as members of the managing bodies of downstream affiliates may participate. Under the share matching plan, SAP AG and its affiliates are to have the option of offering their executive staff and employees to purchase SAP shares, which are generally subject to a lock-up period of three years, on preferential terms, i.e. at a reduced price, with the plan participants being entitled at a later stage (i.e. after expiry of the three-year lock-up period) to receive one additional SAP share (matching share) for three previously acquired SAP shares free of charge, provided that the plan participant’s employment with SAP AG or an affiliate has continued without interruption and no notice of termination has been given during this period. Different terms will apply to certain executive staff members in strategic positions with global responsibilities, the Global Executives of SAP AG and its affiliates, who can purchase shares at a price that is not reduced and are then entitled to receive two matching shares for each three of these shares once the three-year lock-up period has expired. New tranches are to be issued each year on the basis of the share matching plan (plan tranches), and offers for the purchase of SAP shares will be made for each plan tranche. If, however, the plan participant’s employment ends, the lock-up period will equally cease to apply.

Authorized Capital III as proposed under Item 10 on the agenda also serves this purpose, at least in parts. However, the intention is to enable the Company to achieve this purpose after a repurchase of treasury shares, where appropriate, without having to perform a capital increase, which would require more time and effort especially due to the fact that such increase must be entered in the commercial register. In this context, it is intended that shares may be used that were previously acquired under acquisition authorizations granted at an earlier stage. The reasons set out for the exclusion of subscription rights will apply equally where these shares are used subject to an exclusion of the shareholders’ subscription rights.

In order for the Company to be able to issue or to offer and/or transfer treasury shares to employees or members of the managing bodies of downstream affiliates, the shareholders’ subscription rights must be excluded. Otherwise, it would not be possible to attain the associated benefits for the Company and its shareholders.
c)	Authorization to exclude subscription rights in respect of fractional shares
Finally, it is proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ subscription rights in respect of fractional shares in the event of a sale of treasury shares by way of an offer for sale to all of the Company’s shareholders (subsection l) of the resolution proposal). The exclusion of the shareholders’ subscription rights in respect of fractional shares is required in order to ensure a technically feasible subscription ratio. The fractions of shares excluded from the shareholders’ subscription rights will be realized either by sale on the stock exchange or in any other manner so as to best further the Company’s interests. The potential dilutive effect is low due to the limitation to fractional shares.
d)	Final statement
Having considered all of the above circumstances, the Executive Board, acting with the consent of the Supervisory Board, considers the exclusion of the shareholders’ subscription rights in the specified cases to be justified in view of the circumstances and reasonable for the shareholders for the stated reasons, in particular if potential dilutive effects are taken into account.
***

III.	FURTHER INFORMATION AND DETAILS CONCERNING THE GENERAL MEETING OF SHAREHOLDERS
1.	Conditions for attending the General Meeting of Shareholders and exercising voting rights

a)	Application to attend and proof
Shareholders are entitled to attend the General Meeting of Shareholders and to exercise their voting rights only if they have submitted an application prior to the General Meeting of Shareholders and furnished proof to the Company of their shareholding. Application must be made in German or English and must be received by the Company in text form (Section 126b of the German Civil Code (Bürgerliches Gesetzbuch; BGB)). Proof of shareholding must be furnished by of proof issued by a depositary institution in text form (Section 126b BGB) in German or English. The proof issued by the depositary institution must relate to the beginning, i.e. 0.00 a.m. Central European Summer Time (CEST), of May 18, 2010 (Record Date). The application as well as the proof of shareholding must be received by the Company by no later than the end of June 1, 2010 at the address below:
SAP AG
c/o Commerzbank AG
GS-MO 2.5.1 AGM
D-60261 Frankfurt/Main
or by fax: +49(0)69 136 26351
or by E-mail: ztbm-hv-eintrittskarten@commerzbank.com
b)	Relevance of the Record Date
A person is deemed to be a shareholder in relations with the Company for the purpose of attending the General Meeting of Shareholders or exercising voting rights only if proof of their shareholding, as described above, has been furnished. Any changes in shareholdings occurring after the Record Date are of no relevance in this regard. Shareholders having purchased their shares only after the Record Date are therefore not entitled, in relations with the Company, to attend the General Meeting of Shareholders as shareholders. Shareholders who have duly registered and provided proof of their shareholdings are entitled, in relations with the Company, to attend the General Meeting of Shareholders and to exercise their voting rights even if they sold their shares after the Record Date. The Record Date will not affect the calculation of the shareholders’ dividend entitlement.

c)	Ordering admission tickets
Following receipt of the application to attend and proof of their shareholdings by the Company at the above mailing address, fax number or e-mail address, the shareholders will be issued with admission tickets serving as identification for attendance and for the exercise of their voting rights. In order to ensure timely receipt of the admission tickets, it will normally suffice that shareholders complete the forms for ordering admission tickets provided by their depositary institutions and return them to the relevant depository institution in sufficient time for such institution to arrange for the necessary application and proof of shareholding to be submitted on behalf of the shareholder before the application period ends.
2.	Voting by proxy

a)	Option to vote by proxy
Shareholders may elect to have their voting rights exercised by a proxy, e.g. by a bank, a shareholders’ association, by proxies designated by the Company or another person of their choice. The timely submission of the application to attend and proof of shareholding is also required in this case (see “Conditions for attending the General Meeting of Shareholders and exercising voting rights” above). It is possible to appoint a proxy both prior to and during the General Meeting of Shareholders, and proxies may be appointed by way of the shareholder making a declaration to the relevant proxy or to the Company. The proxy attending the General Meeting of Shareholders may exercise the voting right in the same way as the shareholder could, insofar as neither the law nor the relevant shareholder or the proxy provides for any restrictions or other qualifications.
b)	Form of proxy authorization
Pursuant to Section 134 (3) sentence 3 AktG (Section 126b BGB), the proxy authorization must be granted or revoked, and proof of the proxy authorization to be provided to the Company must be provided, in text form. The special provisions set out below additionally apply where authorization is granted to proxies designated by the Company. In the event that proxy authorization is granted to banks, shareholders’ associations or persons or institutions which have an equivalent status under Section 135 (8) and (10) AktG, the text form, in derogation from the above, is neither required pursuant to Section 134 (3) sentence 3 AktG, nor do the Articles of Incorporation contain a specific provision governing such case. Banks, shareholders’ associations and persons which have an equivalent status under Section 135 (8) AktG and (10) may, therefore, use forms for the granting of proxy authorization which need only comply with the statutory provisions governing such case, in particular those contained in Section 135 AktG. Reference is hereby made to the special procedure pursuant to Section 135 (1) sentence 5 AktG.

c)	Proxies designated by the Company, special provisions regarding the form of proxy authorization
We offer our shareholders the option to be represented at the General Meeting of Shareholders by employees designated by the Company as proxies (Company proxies) bound by the shareholders’ instructions. The Company proxies will exercise their powers only to the extent that shareholders have previously instructed them to exercise their voting rights. The proxies designated by the Company are obligated to vote in accordance with the instructions given to them. Authorizations and instructions to Company proxies may be given and revoked by declaration to the Company in text form and also via the password-protected Internet dialogue provided by the Company for this purpose at http://www.sap.com/agm. Authorizations and instructions to the Company proxies may still be given or modified online during the General Meeting of Shareholders until the commencement of the voting procedure. Shareholders wishing to authorize the Company proxies and to provide them with the necessary instructions may of course also use the form on the admission ticket for the General Meeting of Shareholders to do so. Giving authorizations and instructions to the Company proxies is still possible at the General Meeting of Shareholders, namely until the commencement of the voting procedure. Shareholders will receive further information, as well as the password required to use the Internet dialogue, together with their admission tickets.
d)	Proof of proxy authorization
If proxy authorization is granted by way of a declaration made to the Company, no separate proof of proxy authorization to the Company is required. If, however, proxy authorization is granted by way of a declaration made to the proxy appointed, the Company may demand to see proof of such authorization, unless otherwise provided for under Section 135 AktG, i.e. in particular where a bank or shareholders’ association is appointed proxy. The granting of proxy authorization may be proven, for example, by the proxy presenting his or her authorization in due form at the entry controls on the day of the General Meeting of Shareholders, or by (the shareholder or proxy appointed) sending proof of authorization even prior to the General Meeting of Shareholders. Such proof may be directed to the postal address or fax number of the Company stated for the application to attend. In accordance with Section 134 (3) sentence 4 AktG, we offer the following means of electronic communication: the proof of appointment of a proxy may be sent to the Company by e-mail to: sap-hv2010@computershare.de. It will be ensured that Word, .pdf, .jpg, .txt and .tif documents sent as e-mail attachments will be taken into account (with the possibility of existing e-mails being forwarded). The Company is only able to clearly draw the link without having to spend further efforts between proof of proxy authorization that is sent by e-mail and a specific application to attend if such authorization or the corresponding e-mail states the name and address of the relevant shareholder and, if already known, the admission ticket number. The means of communication specified above will also be available for granting or revoking proxy authorization by means of a declaration to the Company, in which case no separate proof is required.

e)	Multiple proxies
If a shareholder appoints more than one proxy, the Company is entitled under Section 134 (3) sentence 2 AktG to refuse one or more of them.
f)	Forms
Shareholders will receive forms which may be used for granting proxy authorization as well as for granting proxy authorization and issuing instructions to the Company proxies together with their admission tickets following submission of the application and proof of shareholding in due time and form. Furthermore, the password-protected Internet dialogue for granting proxy authorizations and issuing instructions to Company proxies contains a screen form. A printable form for granting proxy authorization and, as appropriate, issuing instructions is also available on the Internet at http://www.sap.com/agm. To facilitate processing, we ask that these forms be used for granting proxy authorization if proxies are appointed by way of a declaration made to the Company, including where proxy authorization is granted and directions are issued to the Company proxies. Forms for granting proxy authorization and, as appropriate, issuing instructions during the General Meeting of Shareholders are contained in the voting card pads which are distributed at the entrance to the General Meeting of Shareholders.
3.	Live transmission of the General Meeting of Shareholders on the Internet
All shareholders of SAP AG and the interested general public may follow the entire General Meeting of Shareholders on June 8, 2010 from 10.00 a.m. (CEST) live on the Internet. Unrestricted online access to the live transmission will be possible via http://www.sap.com/agm. The opening by the chairman as well as the speeches by the Co-CEOs will also be recorded and available on the Internet at the address specified above after the General Meeting of Shareholders.
4.	Shareholder rights

a)	Requests for additional agenda items pursuant to Section 122 (2) AktG
Shareholders collectively holding at least one twentieth of the capital stock or at least €500,000 in total (the latter corresponding to 500,000 shares) may request that additional items be added to the agenda and made public. Each new item must be accompanied by the corresponding grounds or a resolution proposal. Such requests must be made in writing (Section 126 BGB) to the Company’s Executive Board and must have been received by the Company by 12.00 p.m. (CEST) on May 8, 2010. The address of the Executive Board is: SAP AG, Vorstand, Dietmar-Hopp-Allee 16, D-69190 Walldorf. Section 142 (2) sentence 2 AktG, which provides that shareholders requesting additional agenda items must submit proof that they have held their shares for at least three months prior to the date of the General Meeting of Shareholders and that they will continue to hold their shares up to the date on which a decision on their request is taken, applies mutatis mutandis.

Any additions to the agenda which require publication and were not published in the calling notice will be published in the electronic version of the German Federal Gazette as soon as they have been received by the Company and will be forwarded for publication to media which can be expected to publish the information across the entire European Union. Any requests for additional items to be added to the agenda within the meaning of Section 122 (2) AktG which are received by the Company once the General Meeting of Shareholders has been called will also be made available on the Internet at http://www.sap.com/agm and will be communicated to the shareholders as soon as they have been received by the Company.
b)	Shareholder motions and nominations pursuant to Section 126 (1) and Section 127 AktG
At the General Meeting of Shareholders, shareholders or their proxies may make applications and nominations relating to particular agenda items and the rules of procedure without any notice, publication or other special action being required prior to the General Meeting of Shareholders.
Counter-motions within the meaning of Section 126 AktG regarding the proposals of the Executive Board and the Supervisory Board on any specific item on the agenda as well as nominations within the meaning of Section 127 AktG will be made available via the Internet at http://www.sap.com/agm, including the name of the shareholder concerned, the relevant reasons, which, however, are not required for nominations, and, if appropriate, a statement by the management if received by May 24, 2010, 12.00 p.m. (CEST), at
SAP AG
Investor Relations
Dietmar-Hopp-Allee 16
D-69190 Walldorf
Fax: +49(0)6227/7-40805
E-mail: investor@sap.com
and if the remaining requirements with regard to the Company’s duty to disclose pursuant to Section 126 and Section 127 AktG are complied with.
c)	Shareholders’ right to information pursuant to Section 131 (1) AktG
Under Section 131 (1) AktG, any shareholder who makes a corresponding oral request at the General Meeting of Shareholders must be given information by the Executive Board relating to the Company’s affairs, including its legal and business relations to affiliates, the financial position of the group and the companies included in the group financial statements, provided such information is necessary in order to make an informed judgment in respect of an agenda item and the Executive Board does not have the right to refuse to disclose such information.

d)	Further notices
Further information on the shareholders’ rights pursuant to Section 122 (2), Section 126 (1), Section 127 and Section 131 (1) AktG, in particular information relating to additional requirements above and beyond compliance with the relevant deadlines is available on the Internet at: http://www.sap.com/agm.
6.	Website offering information and publication of the invitation
This calling notice for the General Meeting of Shareholders and the information and documents to be made available pursuant to Section 124a AktG, any requests for additional agenda items within the meaning of Section 122 (2) AktG and other information are available on the Internet at: http://www.sap.com/agm. The invitation, together with the full agenda and the resolution proposals of the Management Board and the Supervisory Board will be published in the electronic German Federal Gazette dated April 30, 2010 and was moreover forwarded for publication to media which can be expected to publish the information across the entire European Union.
7.	Total number of shares and voting rights
On the date on which the General Meeting of Shareholders is called, the Company has a capital stock of €1,226,660,220.00, which is divided into 1,226,660,220 no-par value shares each representing one vote (information in accordance with Section 30b (1) no. 1 of the German Securities Trading Act (Wertpapierhandelsgesetz); this total includes the treasury shares held on the date on which the General Meeting of Shareholders is called, which do not, however, attribute any rights to the Company in accordance with Section 71b AktG).
Walldorf, April 2010
SAP AG
The Executive Board

SAP AG
Dietmar-Hopp-Allee 16
D-69190 Walldorf
Germany
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